SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                               Vector Group Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   112525100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Gilbert, Segall and Young LLP
                                 430 Park Avenue
                            New York, New York 10022
                      Attention: Arthur E. Rosenberg, Esq.
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                September 7, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

-----------------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 112525100               SCHEDULE 13D                 Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Artemis America Partnership
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,837,778 shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,837,778 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,837,778 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 112525100               SCHEDULE 13D                 Page 3 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Artemis Finance SNC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,837,778 shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,837,778 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,837,778 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 112525100               SCHEDULE 13D                 Page 4 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Artemis SA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,837,778 shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,837,778 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,837,778 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC; CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 amends the Schedule 13D filed on July 10, 2000 (the "Schedule 13D") by Artemis America Partnership, a Delaware general partnership ("Artemis America"), and its general partners, Artemis Finance Inc. ("Artemis Finance") and Artemis SA ("Artemis," and together with Artemis America and Artemis Finance, the "Reporting Persons"), both of which are foreign corporations.

Item 1. Security and Issuer

      No change.

Item 2. Identity and Background

      No change.

Item 3. Source and Amount of Funds or Other Consideration

      The aggregate exercise price of the warrants to purchase common stock, par value $.10 per share (the "Common Stock"), of Vector Group Ltd. (the "Issuer") exercised by Artemis America was $90,678. Such amount was paid for by available funds of Artemis America.

Item 4. Purpose of the Transaction

      This filing is being made in connection with the exercise by Artemis America of warrants to purchase an aggregate of 952,102 shares of Common Stock (the "Exercised Warrants"). At the same time as the exercise of the Exercised Warrants, Artemis America transferred to Lion Advisors, L.P. ("Lion") warrants exercisable into an aggregate of 79,522 shares of Common Stock (the "Lion Warrants"). The Lion Warrants were transferred to Lion in payment for certain management fees owed by Artemis America to Lion.

      The warrants and common stock of the Issuer owned by the Reporting Persons are held for general investment purposes; however, the Reporting Persons retain the right to change their investment intent in the future depending upon relevant and applicable circumstances.

      Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest of Securities of the Issuer

      (a) Artemis America owns warrants currently exercisable for an aggregate of 885,676 shares of Common Stock (the "Warrants") and 952,102 shares of Common Stock (the "Shares'). Accordingly, Artemis America currently beneficially owns within the meaning of Rule 13d-3, by virtue of their ownership of the Warrants and the Shares, an aggregate of 1,837,778 shares of Common Stock, representing approximately 7.7% of the issued and outstanding shares of the Common Stock (assuming exercise in full of the Warrants), based on the Issuer having issued and outstanding 21,989,782 shares of Common Stock on August 11, 2000 (according to the Issuer's most recent Quarterly Report on Form 10-Q). Artemis Finance and Artemis as general partners of Artemis America may be deemed to be the beneficial owners of the Warrants and Shares owned by Artemis America.

      (b) The Reporting Persons may be deemed to have shared voting and dispositive power with respect to 1,837,778 shares of Common Stock. See the information set forth on Appendix A.

      (c) See the information set forth under "Item 4. Purpose of the Transaction."

      (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

      No change.

Item 7. Material to be Filed as Exhibits

      No change.

                                    SIGNATURE

      After reasonably inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2000

                                        ARTEMIS AMERICA PARTNERSHIP

                                        By: Artemis SA, General Partner

                                        By: /s/ Emmanuel Cueff
                                            ------------------------------------
                                            Name: Emmanuel Cueff
                                            Title: General Secretary


                                        ARTEMIS FINANCE SNC

                                        By: Artemis SA, General Partner

                                        By: /s/ Emmanuel Cueff
                                            ------------------------------------
                                            Name: Emmanuel Cueff
                                            Title: General Secretary


                                        ARTEMIS SA

                                        By: /s/ Emmanuel Cueff
                                            ------------------------------------
                                            Name: Emmanuel Cueff
                                            Title: General Secretary

                                   APPENDIX A

No change.